

CAPITOL FEDERAL FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

October 18, 2012

CAPITOL FEDERAL FINANCIAL, INC.

ANNOUNCES QUARTERLY DIVIDEND

Topeka, KS – Capitol Federal Financial, Inc. (Nasdaq: CFFN) (the "Company") announced today that its Board of Directors has declared a quarterly cash dividend of $0.075 per share on outstanding CFFN common stock.

The dividend is payable on November 16, 2012 to stockholders of record as of the close of business on November 2, 2012.

The Company will release financial results for the year and quarter ended September 30, 2012 on October 31, 2012 before the market opens. The Company's Form 10-K for the fiscal year ended September 30, 2012 will be filed with the Securities and Exchange Commission ("SEC") on or about November 29, 2012.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank, which operates 46 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market are, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market are, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice-President,	Executive Vice-President,
Investor Relations	Chief Financial Officer
700 S. Kansas Ave.	700 S. Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com